EXHIBIT 21.1

Subsidiaries of the Registrant

Subsidiary	Jurisdiction	Ownership

HealthWarehouse.com, Inc.	Delaware	100% owned by Clacendix, Inc.

Ion Networks Holding N.V.	Belgium	799 shares are owned by Clacendix, Inc. and 1 share is owned by Stephen Gray, Clacendix’ former CEO.

Ion Networks N.V.	Belgium	513 shares are owned by Ion Networks Holding N.V. and 1 share is owned by Stephen Gray, Clacendix’ former CEO.

Ion Networks Holding N.V. and Ion Networks N.V. are both non-operating, inactive entities.